Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

July 15, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 15, 2021 The Nasdaq Stock Market (the "Exchange") received from Chavant Capital Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share and three-quarters of one redeemable warrant

Ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi